AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

07024610

4 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 June 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
JUN 2 6 2007
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

General Announcement
Reference No **MM-070601-53230**

Submitting Merchant Bank	:	AMINVESTMENT BANK BERHAD
Company Name	:	AMSTEEL CORPORATION BERHAD
Stock Name	:	AMSTEEL
Date Announced	:	01/06/2007

Type	:	**Announcement**
Subject	:	**AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY") MONTHLY ANNOUNCEMENT PURSUANT TO PARAGRAPH 3.1(B) OF THE AMENDED PRACTICE NOTE NO. 17/2005 ("PN17") ISSUED BY BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")**

Contents :

This announcement is dated 1 June 2007.

We refer to the Company's announcement dated 8 May 2006 in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17, the announcement dated 26 February 2007 in relation to the notice to show cause on the de-listing of the securities of the Company and the announcement dated 6 April 2007 in relation to the approval for an extension of time from Bursa Securities until 30 June 2007 for the Company to make the requisite announcement of the Company's regularisation plan **("RA")** and 31 July 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities for approval **("Submissions")**.

AmInvestment Bank Berhad, on behalf of the Board of Directors of Amsteel, hereby announce that the Company had on 30 May 2007 made an application to Bursa Securities for further extension of time for the Company to make the RA and Submissions and the Company is currently working together with its advisers on the plan to regularise its financial condition.

END